[redacted]

SEC 12012861 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 Wash., DC 106

| SEC FILE NUMBER |
|---|
| 8- 50973 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 8th Floor
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Steinmetz — 212-381-7390
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole CPA
(Name – *if individual, state last, first, middle name*)

| 7522 13th Avenue | Brooklyn | New York | 11228 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Equities, Inc., as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of New York

Kings County

Signature

President

Title

2/28/12

Notary Public

VINCENT J. GUARNERI
Notary Public, State of New York
No. 01GU6100630
Qualified in Kings County
Commission Expires Oct. 20, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EUROPEAN AMERICAN EQUITIES, INC.

## Audited Financial Statement

## December 31, 2011

# European American Equities, Inc.

## For The Year Ended

## December 31, 2011

**Contents** | **Page**

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1230 Avenue of the Americas
Suite 732
New York, NY 10020
212 745-1383


**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors and Stockholders of
European American Equities, Inc:

I have audited the accompanying statements of financial condition of European American Equities, Inc. (formerly known as TN Capital Equities, Ltd) as of December 31, 2011 and 2010, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of European American Equities, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 27, 2012

# EUROPEAN AMERICAN EQUITIES, INC.
## Statement of Financial Condition
## As of December 31, 2011 and 2010

### ASSETS

| | 2011 | 2010 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | $ 155,914 | $ 408,989 |
| Cash in Bank-Savings | 0 | 7,811 |
| Cash in Bank- IMMA | 26,827 | 26,751 |
| **Total Current Assets** | 182,741 | 443,551 |
| **OTHER ASSETS** | | |
| Fees Receivable | 9,500 | 0 |
| **Total Other Assets** | 9,500 | 0 |
| **TOTAL ASSETS** | $ 192,241 | $ 443,551 |

**-See Accountant's Audit Report and Notes to Financial Statements-**

# EUROPEAN AMERICAN EQUITIES, INC.
## Statement of Financial Condition
## As of December 31, 2011 and 2010

### LIABILITIES AND STOCKHOLDERS EQUITY

| | 2011 | 2010 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 132,117 | $ 254,200 |
| Security Deposit Payable | 2,337 | 0 |
| **Total Current Liabilities** | 134,454 | 254,200 |
| **Total Liabilities** | 134,454 | 254,200 |
| **STOCKHOLDERS' EQUITY** | | |
| Paid in Excess | 205,137 | 180,137 |
| Retained Earnings | (147,350) | 9,214 |
| **Total Stockholders' Equity** | 57,787 | 189,351 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 192,241 | $ 443,551 |

**-See Accountant's Audit Report and Notes to Financial Statements-**

# EUROPEAN AMERICAN EQUITIES, INC.
## Statement of Income

| | 12 Months Ended December 31, 2011 | 12 Months Ended December 31, 2010 |
|---|---|---|
| **Sales** | | |
| Fees & Commissions | $ 3,043,278 | $ 1,518,562 |
| **Total Sales** | 3,043,278 | 1,518,562 |
| **Cost of Sales** | | |
| Broker Fees | 943,245 | 854,018 |
| Consulting Fees | 103,500 | 56,000 |
| Hotel/Air/Travel | 45,167 | 24,783 |
| Office Expenses - Wall Street | 1,586,234 | 0 |
| **Total Cost of Sales** | 2,678,146 | 934,801 |
| **Gross Profit** | 365,132 | 583,761 |
| **Operating Expenses** | | |
| Salaries - Officer/Office | 171,750 | 135,750 |
| Advertising | 0 | 3,325 |
| Computer/Internet | 9,715 | 0 |
| Delivery/Messenger | 8,751 | 1,939 |
| Insurance | 5,414 | 1,962 |
| Registration/Compliance Fees | 14,727 | 26,041 |
| FINRA Fees | 46,235 | 26,631 |
| Medical Insurance | 47,163 | 54,233 |
| Office | 24,693 | 16,801 |
| Professional Fees | 104,963 | 73,996 |
| Rent | 70,231 | 133,823 |
| Payroll Taxes | 13,527 | 25,836 |
| Taxes Corp - State | 900 | 3,384 |
| Taxes Corp - City | 0 | 1,000 |
| Telephone | 3,709 | 3,777 |
| Travel & Entertainment | 0 | 1,299 |
| **Total Operating Expenses** | 521,778 | 509,797 |
| **Operating Income (Loss)** | (156,646) | 73,964 |
| **Other Income** | | |
| Interest Income | 82 | 144 |
| **Total Other Income** | 82 | 144 |
| **Net Income (Loss)** | $ (156,564) | $ 74,108 |

**-See Accountant's Audit Report and Notes to Financial Statements-**

**EUROPEAN AMERICAN EQUITIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the 12 months Ended December 31, 2011**

| | 2011 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ (156,564) |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Losses (Gains) on sales of Fixed Assets | 0 |
| Decrease (Increase) in Operating Assets: | |
| Accounts Receivable | (9,500) |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | (122,083) |
| Accrued Liabilities | 2,337 |
| Total Adjustments | (129,246) |
| **Net Cash Provided By (Used in) Operating Activities** | (285,810) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds From Sale of Fixed Assets | 0 |
| **Net Cash Provided By (Used In) Investing Activities** | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Paid in Capital | 25,000 |
| **Net Cash Provided By (Used In) Financing Activities** | 25,000 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (260,810) |
| **CASH AT BEGINNING OF PERIOD** | 443,551 |
| **CASH AT END OF PERIOD** | $ 182,741 |

**-See Accountant's Audit Report and Notes to Financial Statements-**

EUROPEAN AMERICAN EQUITIES, INC.

## Statement of Changes in Stockholders Equity

| | December 31, 2010 | Increase/(Decrease) | December 31, 2011 |
|---|---|---|---|
| | | | |
| Paid in Capital | 180,137 | 25,000 | 205,137 |
| | | | |
| Retained Earnings | (64,894) | 74,107 | 9,214 |
| | | | |
| Profit/(Loss) | 74,107 | n/a | (156,564) |
| | | | |
| **Total Equity** | **189,350** | n/a | **57,787** |
| | | | |

**-See Accountant's Audit Report and Notes to Financial Statements-**

**European American Equities, Inc.**
**Statement of Changes in Financial Position**
**Twelve Months Ended December 31, 2011**

| | |
|---|---|
| **Source of Funds:** | |
| **Operations:** | |
| Net Loss | $ (156,564) |
| **Total from Operations** | $ (156,564) |
| **Other Sources: Paid In Capital** | 205,137 |
| **Total Other Sources** | 205,137 |
| **Total Source of Funds** | $ 48,573 |
| **Application of Funds** | 0 |
| **Total Application of Funds** | 0 |
| **Change: Working Capital** | $ 48,573 |

**-See Accountant's Audit Report and the Notes to Financial Statement-**

# European American Equities, Inc.
## Statement of Subordinated Debt
## Twelve Months Ended December 31, 2011

| | |
|---|---|
| Subordinated Debt as of January 1, 2011 | $ 0 |
| Increases | 0 |
| Total Outstanding Debt | 0 |
| Decreases (Repayments) | 0 |
| Balance as of December 31, 2011 | $ 0 |

-See Accountant's Audit Report and the Notes to Financial Statement-

## Notes to Financial Statements

# Organization

1. European American Equities, Inc. formerly known as TN Capital Equities, LTD. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

### Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

### Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2011, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

### Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2011 the company had net capital of $ 48,287. This amount exceeded such requirements for 2011 by $ 39,319. At December 31, 2010 the Company had net capital of $ 189,351.

**European American Equities, Inc.**
**Computation of Net Capital for Brokers and Dealers**
**December 31, 2011**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

| | | |
|---|---|---|
| TOTAL CAPITAL | $ | 57,787 |
| DEDUCTIONS | | 9,500 |
| HAIRCUTS ON SECURITIES | | 0 |
| NET CAPITAL | $ | 48,287 |
| MINIMUM NET CAPITAL REQUIREMENT | | (8,968) |
| EXCESS NET CAPITAL | $ | 39,319 |
| AGGREGATE INDEBTEDNESS | $ | (134,454) |

**-See Accountant's Audit Report and the Notes to Financial Statement-**

**European American Equities, Inc.**
**Computation of Reserve Requirements**
**December 31, 2011**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**-See Accountant's Audit Report and the Notes to Financial Statement-**

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238 1212
Fax: (718) 238-2654
E mail: rjg1412@aol.com

1230 Avenue of the Americas
Suite 732
New York, NY 10020
212 745-1383

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of:
European American Equities, Inc.

In planning and performing our audit of the financial statements of European American Equities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a -13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012

CPA

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1230 Avenue of the Americas
Suite 732
New York, NY 10020
212 745-1383

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Stockholders of
European American Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of European American Equities, Inc. for the year ended December 31, 2011 and have issued my audit report dated February 27, 2011. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA

